UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number: 001-41169

Vertical Aerospace Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Vertical Aerospace Ltd. (the “Company”) received a shareholders’ requisition dated 30 August 2024, issued by Stephen Fitzpatrick, in his capacity as the holder of greater than 10.0% of the issued and outstanding ordinary shares of the Company, requesting the directors of the Company to convene an Extraordinary General Meeting (“EGM”) for the sole purpose of considering and, if thought fit, passing a number of resolutions to amend the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”). Among other things, the proposed amendments would remove the requirement for any of the directors Mr. Fitzpatrick is entitled to appoint under the Articles to be independent (subject to NYSE minimum independence requirements), and introduce a right for shareholders of the Company holding a majority of the issued and outstanding ordinary shares to remove any director by written instruction.
The Company hereby furnishes a circular to the Company’s shareholders as Exhibits 99.1, providing notice of the EGM to the Company’s shareholders — to be held at 10:00 a.m. (GMT) on September 30, 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom — and including a form of proxy card in connection with the proposals sought to be adopted by the EGM.
On September 17, 2024, the Company issued a press release in relation to the calling of the EGM, a copy of which is furnished as 99.2 hereto.

INCORPORATION BY REFERENCE
The information included in this Report on Form 6-K (excluding Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Circular to Shareholders Relating to an Extraordinary General Meeting
99.2	Press release of Vertical Aerospace Ltd. dated September 17, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
VERTICAL AEROSPACE LTD.
Date: September 17, 2024	By: /s/ Stuart Simpson Stuart Simpson Chief Executive Officer